Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

Transcript of Interview with The Watch List on TD Ameritrade Network
December 8, 2021
Shimon Elkabetz (CEO: Tomorrow.io)
Host: Nicole Petallides (TD Ameritrade)

Nicole Petallides

Welcome back to the watch list. I'm Nicole Petallides live in New York City. Thanks for being with us. A special guest with us now, Shimon Elkabetz Co-Founder and CEO of Tomorrow.io. Shimon, thank you so much for being with us. I mean, we talk about the money lost due to weather conditions, and you have the remedy with these satellites. Tell us more about your SPAC, coming public. What it is that we need to know about your company?

Shimon Elkabetz

Perfect. So the solution is not just satellites. Basically, our mission as a company is to help countries and businesses manage and overcome their climate and weather related challenges so they can increase their climate security. We do that by actually selling software. Our software is the climate and weather security platform that provides both hyperlocal weather data, as well as business insights recommendations for actions: stop the game, hold the shift, reroute your car and whatnot. Now behind that SaaS there is a vertically integrated business model that includes, one, sensing data and non-traditional ways than launching our own satellites. That's the question you asked us about. And we can elaborate more on that. And running proprietary high resolution models to predict weather. All of that is feeding into our software. But eventually we're a SaaS company that is selling subscriptions to customers that want to increase their climate security.

Nicole Petallides

Okay, and that includes some big customers. We saw some great names on here. I saw Uber and Delta. Tell us about some of the partnerships that you have, and how important those are and how you're working to get even more going forward. I'm sure as more and more people learn about the value, they'll sign up too.

Shimon Elkabetz

Yeah, actually, so many sectors of the economy are impacted by weather. So we have airlines that worked with us from JetBlue that were our first customer to Delta, United, Aeromexico and Azul all the way to utilities like National Grid and Indigrid in India. We have customers in the on-demand economy. We have customers into sports and entertainment, from the US Open tennis tournament to the NFL, and many others. But eventually what makes all of these customers the same is the understanding that weather simply becomes more volatile, and weather events become more frequent, and that trend is only expected to accelerate. And what all of these companies want to do is to put systems in place because just looking at raw data is not enough. And what you need to do on top of very accurate weather data, which is what we're innovating on, is also to ensure that your business is able to make those decisions at scale. This entire concept is one of two main challenges that climate change is bringing. One is around mitigation: how to prevent it from happening. But the second one is around adaptation. What the audience here needs to understand is that, you know, climate change is here. We're already seeing more hurricanes than ever. We're already seeing more typhoons and wildfires and floods and, and poor equality in many locations. And it's not going anywhere. And putting systems in place is actually going to be extremely important. There is a lot of discussion about regulation of thinking about mandates to disclose ESG and climate risk, and we are the remedy, not only to disclose, but also to put the systems in place to manage it.

Nicole Petallides

For all discussing everybody ... Yeah, no, I think people should fully be listening to what you're saying. And especially since you have the first-hand experiences. I was reading through your bio. It's my understanding for over 10 years, you were in the Israeli Air Force as a helicopter pilot, and you saw some of the perils and some of the really big issues that were very dangerous because of inaccurate weather forecasting and your other co-founders also served in some way shape or form. So together you see what the world needs and make it a better place. That being said, I know you're working with the U.S. too, right?

Shimon Elkabetz

Yeah, we're actually an American company that was started here in the U.S. Our experience as founders is actually you know, we're super users. We understand the problem. We're not scientists, by definition. We're not engineers. But we have appreciation to the problem. And honestly, I believe that starting a business from this place is much more important because there are many great technologies that are kind of like looking for a problem to solve. So our understanding brought us to really learn about what's available, what is not available and how we can optimize it. And by being kind of like technology agnostic in the beginning in our approach. we were able to be flexible enough and decide as a SaaS company to go to space which is going to lead to a dramatic revolution in weather forecasting accuracy on a global scale. And that's how I personally came into this problem. I'm very passionate about it. I'm very proud of the mission of the company. So are the rest of the employees of the company.

Nicole Petallides

Right and I know you have big growth forecasts as well. Looking forward to hearing more about the developments within the company. Thank you very much. Nice to see you today and congratulations Shimon Elkabetz, Co-Founder, CEO of Tomorrow.io, thank you. Nice to see you.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology Acquisition Corp. (“Pine Technology”) and The Tomorrow Companies Inc. (“Tomorrow.io”), Pine Technology will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 which will include Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”). Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by contacting Pine Technology.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in in Pine Technology’s final prospectus, filed with the SEC on March 11, 2021. These documents are available free of charge as described above.